

May 5, 2014

Via E-mail
Ellis Yan
Chief Executive Officer
TCP International Holdings Ltd.
325 Campus Drive
Aurora, OH 44202

      Re: TCP International Holdings Ltd.
              Draft Registration Statement on Form S-1
              Submitted April 9, 2014
              File No. 377-00561

Dear Mr. Yan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Please note that we may have comments regarding this material. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Prospectus Summary, page 1

2.   We note your disclosure your "key customers" in the C&I channel. We also note your disclosure on page 73 indicating that the C&I channel is "highly fragmented" and none of your customers represent more than 10% of your total net sales. Therefore, please clarify

here why you consider the identified C&I customers "key customers." Provide the same for your retail channel customer Carrefour.

3. On page 2, you disclose net sales growth from 2011 to 2013. To provide balance, please also disclose your net income (loss) for the same periods.

The reduction or elimination of investments in, or incentives, page 12

4. Please specify the "states or countries" referenced and include discussion of the policies in your regulations section.

Business and Industry, page 63

Global Regulations Support Energy Efficient Lighting Adoption, page 67

5. Explain the broken line in the chart appearing on page 67.

Controlled Foreign Corporation Status, page 128

6. Please state whether you expect to be considered a Controlled Foreign Corporation in the current year.

Financial Statements

Note 16 – Related Party Transactions, page F-24

7. Refer to the Consolidated Statements of Shareholders' (Deficit) Equity on page F-5. Please expand the disclosure of related party transaction to include detail of the $46.7 million in forgiveness of shareholder loans and how that forgiveness relates to all of the other the related party transactions disclosed.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Terry French, Accountant Branch Chief, at (202) 551-3828 or Claire DeLabar, Staff Accountant, at (202) 551-3349 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director